UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.       )

GRANITE CITY FOOD & BREWERY LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value per share

(Title of Class of Securities)

38724Q404

(CUSIP Number of Class of Securities Underlying Options)

James G. Gilbertson
Chief Financial Officer
Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, MN 55416
(952) 215-0660

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Avron L. Gordon, Esq.

Brett D. Anderson, Esq.

Briggs and Morgan,

Professional Association
80 South Eighth Street, Suite 2200

Minneapolis, MN 55402
(612) 977-8400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$530,246*	$61.56

*                      Estimated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 189,529 shares of the Issuer’s common stock having an aggregate value of $530,246 based on the Black-Scholes option pricing model as of May 18, 2011 will be exchanged or cancelled pursuant to this offer.  The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of the value of the transaction.

☐                 Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.

Form or Registration No.:  Not applicable.

Filing party:  Not applicable.

Date filed:  Not applicable.

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Granite City Food & Brewery Ltd. (“Granite City”), a Minnesota corporation, to exchange options (the “Exchange Offer”) to purchase shares of its common stock, whether vested or unvested, that were granted to eligible employees with an exercise price in excess of $6.00 per share, as further described in the Offer to Exchange (as defined below).  These options are referred to herein as the “Eligible Options.”  Each new option will be granted pursuant to Granite City’s Amended and Restated Equity Incentive Plan.  An “eligible employee” refers to an employee (including an executive officer) of Granite City as of the commencement of the offer and through the expiration date.

Attached hereto as Exhibit (a)(1)(A) is the Offer to Exchange Certain Outstanding Options for New Options, dated May 25, 2011 (the “Offer to Exchange”).  The information in the Offer to Exchange, including all schedules thereto, is incorporated herein by reference to answer the items required in this Schedule TO.  Granite City is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(C).

Item 1.  Summary Term Sheet

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.  Subject Company Information

(a)           Name and Address.

Granite City is the issuer of the securities subject to the Exchange Offer.  The address of Granite City’s principal executive office is 5402 Parkdale Drive, Suite 101, Minneapolis, MN 55416, and the telephone number at that address is (952) 215-0660.

(b)           Securities.

The subject class of securities consists of the Eligible Options.  The number of shares of common stock subject to the new options to be issued in the Exchange Offer will equal the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled.  The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new options,” and “Source and amount of consideration; terms of new options” is incorporated herein by reference.

(c)           Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer—Price range of shares underlying the options” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person

(a)           Name and Address.

The filing person is the issuer.  The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction F to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.  Terms of the Transaction

(a)           Material Terms.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “Eligibility,” “Number of options; expiration date,” “Purposes of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of new options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences” and “Extension of offer; termination; amendment” is incorporated herein by reference.

(b)           Purchases.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

(e)           Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.  Granite City’s Amended and Restated Equity Incentive Plan and the option agreements attached hereto as Exhibits (d)(1), (d)(2), (d)(3) and (d)(4) contain information regarding the subject securities.  In addition, effective May 10, 2011, Concept Development Partners LLC (“CDP”) and DHW Leasing, L.L.C. (“DHW”) entered into a shareholder and voting agreement.  Pursuant to the shareholder and voting agreement, (a) DHW has agreed to vote its shares for CDP’s five nominees to our board of directors, (b) CDP has agreed to vote its shares for DHW’s two nominees to our board of directors, (c) at any meeting of the issuer’s shareholders, DHW has agreed to vote its shares in the same manner as CDP on any other matter presented to the shareholders, and (d) DHW has granted an irrevocable proxy to CDP to vote all of the shares of the issuer’s common stock which are owned by DHW.  The shareholder and voting agreement will terminate on the earliest to occur of (1) the mutual agreement of CDP and DHW, (2) May 10, 2016, (3) the date on which DHW and its affiliates no longer own at least 250,000 shares of the issuer’s common stock, (4) the date on which DHW’s loans to its primary lenders are reduced to an aggregate principal amount of $250,000 or less, and (5) the date on which CDP and its affiliates no longer own any of the issuer’s capital stock.

Item 6.  Purposes of the Transaction and Plans or Proposals

(a)           Purposes.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers” and “The Offer—Purposes of the offer” is incorporated herein by reference.

(b)           Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of options for exchange and issuance of new options” and “The Offer—Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(d)           Plans.

The information set forth in the Offer to Exchange under the caption “The Offer—Purposes of the offer” is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration

(a)           Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer—Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b)           Conditions.

The information set forth in the Offer to Exchange under the caption “The Offer—Conditions of the offer,” is incorporated herein by reference.

(d)           Borrowed Funds.

Not applicable.

Item 8.  Interest in Securities of the Subject Company

(a)           Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)           Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used

(a)           Solicitations or Recommendations.

Not applicable.

Item 10.  Financial Statements

(a)           Financial Information.

The information set forth in Granite City’s Annual Report on Form 10-K for the year ended December 28, 2010 and Granite City’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2011 is incorporated herein by reference.  The reports can be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.  In addition, the information set forth in the Offer to Exchange under the caption “The Offer—Financial Statements” is incorporated herein by reference.

(b)           Pro Forma Information.

Not applicable.

Item 11.  Additional Information

(a)           Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the captions “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” and “The Offer—Legal matters; regulatory approvals” is incorporated herein by reference.

(c)           Other Material Information.

Not applicable.

Item 12.  Exhibits

The Index to Exhibits attached to this Schedule TO is incorporated herein by reference.

Item 13.  Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRANITE CITY FOOD & BREWERY LTD.

Date: May 25, 2011	By:	/s/ James G. Gilbertson
James G. Gilbertson
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated May 25, 2011
(a)(1)(B)	Cover letter to all Eligible Employees Holding Eligible Options from Robert J. Doran, dated May 25, 2011
(a)(1)(C)	Election Form
(a)(1)(D)	Withdrawal Form
(a)(1)(E)	Confirmation of Receipt of Election Form
(a)(1)(F)	Form of Reminder E-mail
(a)(1)(G)	Summary of Eligible Outstanding Stock Options
(a)(1)(H)	Form of Non-Qualified Option Agreement
(a)(1)(I)	Form of Incentive Stock Option Agreement
(b)	Not applicable
(d)(1)

Granite City Food & Brewery Ltd. Amended and Restated Equity Incentive Plan, effective June 17, 2010 (this exhibit was previously filed as an exhibit to the Company’s Definitive Proxy Statement filed on July 21, 2010 (File No. 000-29643), and is incorporated herein by reference)

(d)(2)

Form of Employee Non-Qualified Stock Option Agreement under Amended and Restated Equity Incentive Plan (this exhibit was previously filed as an exhibit to the Company’s Current Report on Form 8-K, filed on March 21, 2005 (File No. 000-29643), and is incorporated herein by reference)

(d)(3)

Form of Incentive Stock Option Agreement under Amended and Restated Equity Incentive Plan (this exhibit was previously filed as an exhibit to the Company’s Current Report on Form 8-K, filed on March 21, 2005 (File No. 000-29643), and is incorporated herein by reference)

(d)(4)

Form of Non-Qualified Stock Option Agreement between the Registrant and certain employees of the Registrant, dated December 27, 2001 (this exhibit was previously filed as an exhibit to the Company’s Annual Report on Form 10-KSB, filed on March 28, 2003 (File No. 000-29643), and is incorporated herein by reference)

(d)(5)	Amended and Restated Equity Incentive Plan Form of Non-Qualified Option Agreement (see Exhibit (a)(1)(H))
(d)(6)	Amended and Restated Equity Incentive Plan Form of Incentive Stock Option Agreement (see Exhibit (a)(1)(I))
(d)(7)

Voting and Shareholder Agreement by and between Concept Development Partners LLC and DHW Leasing, L.L.C., dated May 10, 2011 (this exhibit was previously filed as an exhibit to the Company’s Current Report on Form 8-K, filed on May 16, 2011 (File No. 000-29643), and is incorporated herein by reference)

(g)	Not applicable
(h)	Not applicable